UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 13 )*	OMB Approval OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response . . . .11

Imperial Oil Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

453 038 200
(CUSIP Number)

_______________December 31, 2003_______________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453 038 200

1.	Names of Reporting Persons.	Exxon Mobil Corporation
	I.R.S. Identification Nos. of above persons (entities only).	13-5409005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b) N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization	New Jersey

Number of Shares Bene- ficially Owned by Each Reporting Person With:	5.	Sole Voting Power	252,405,956

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	252,405,956

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		252,405,956

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		N/A

11.	Percent of Class Represented by Amount in Row (9)		69.6%

12.	Type of Reporting Person (See Instructions)		CO

Item 1.

Item 2.

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

Item 4. Ownership
(a)	252,405,956
(b)
(c)
(i)	252,405,956
(ii)
(iii)	252,405,956
(iv)

Item 5. Ownership of Five Percent or Less of a Class

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_______02/09/2004_______
Date

______/s/ F. A. Risch______
Signature

F. A. Risch, Vice President & Treasurer
Name/Title